Exhibit 15.2

Ernst & Young Accountants LLP Cross Towers, Antonio Vivaldistraat 150 1083 HP Amsterdam, Netherlands Postbus 7883 1008 AB Amsterdam, Netherlands	Tel: +31 88 407 10 00 Fax: +31 88 407 10 05 ey.com

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

UNITED STATES OF AMERICA

Amsterdam, 29 February 2016	EGJA-A7LLPX/di

Dear Ladies and Gentlemen,

We have read the statements made by ING Group (copy attached) included in Item 16F of Form 20-F dated 29 February 2016 of ING Group, and are in agreement with the statements contained in the paragraphs 1, 2 and 3 on page 128 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Yours sincerely,

Ernst & Young Accountants LLP

Ernst & Young Accountants LLP is a limited liability partnership incorporated under the laws of England and Wales and registered with Companies House under number OC335594. The term partner in relation to Ernst & Young Accountants LLP is used to refer to (the representative of) a member of Ernst & Young Accountants LLP. Ernst & Young Accountants LLP has its registered office at 6 More London Place, London, SE1 2DA, United Kingdom, its principal place of business at Boompjes 258, 3011 XZ Rotterdam, the Netherlands and is registered with the Chamber of Commerce Rotterdam number 24432944. Our services are subject to general terms and conditions, which contain a limitation of liability clause.

Change in registrant’s certifying accountant

At the annual general meeting held on 11 May 2015, KPMG Accountants was appointed as the new external audit firm for ING Group for the audit of the annual accounts for the financial years 2016 through 2019. The appointment of KPMG was the result of a thorough tender process overseen by the audit committee of the supervisory board and in accordance with ING Group’s policy on the Auditors’ Independence.

The change in auditors is being made in recognition of regulatory changes in the Netherlands. Accordingly, the engagement of Ernst & Young Accountants LLP, ING Group’s current auditor, cannot be renewed in 2016.

During the two years prior to 31 December 2015, (1) Ernst & Young Accountants LLP has not issued any reports on the financial statements of ING Group or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of Ernst & Young Accountants LLP qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to Ernst & Young Accountants LLP’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Further, in the two years prior to 31 December 2015 we have not consulted with KPMG Accountants regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of ING Group; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.